UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934

(Amendment No. 2) *

CounterPath Corporation
(Name of Issuer)

Common Stock
(Title of Class of Securities)

22228P 20 3
(CUSIP Number)

P.R. Reddon
Covington Capital Corporation
87 Front Street East
Suite 400
Toronto, Ontario, Canada M5E 1B8
Telephone: 416.365.0060
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

June 19, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d -1(3), 240.13d -1(f) or 240.13d -1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d -7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 22228P 20 3

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Covington Capital Corporation

2.	Check the Appropriate Box if a Member of a Group (See Instructions): Not applicable
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions):			WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):					[ ]

6.	Citizenship or Place of Organization:			Ontario
Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power	6,540,241(1)(2)

		8.	Shared Voting Power	0

		9.	Sole Dispositive Power	6,540,241(1)(2)

		10.	Shared Dispositive Power	0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person				6,540,241(1)(2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)						[ ]

13.	Percent of Class Represented by Amount in Row (11)				15.7% (3)

14.	Type of Reporting Person (See Instructions):			CO

(1)

Covington Capital Corporation is the investment manager of Covington Venture Fund Inc., the beneficial owner of 4,082,550 Shares and Covington Fund II Inc., the beneficial owner of 2,157,691 Shares. Covington Capital Corporation exercises sole dispositive power over the shares of common stock held by Covington Venture Fund Inc. and Covington Fund II Inc.

(2)	Includes 300,000 Shares that may be acquired on the exercise of warrants held by Covington Fund II Inc.

(3)

Calculated based on the aggregate of 41,793,812 Shares, which consists of 41,493,812 Shares outstanding as of June 19, 2012 and 300,000 Shares that may be acquired by Covington Fund II Inc. on the exercise of warrants within sixty days pursuant to Rule 13d-3 of the Act.

CUSIP No. 22228P 20 3

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Covington Venture Fund Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions): Not applicable
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions):			WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):					[ ]

6.	Citizenship or Place of Organization:			Ontario
Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power	4,082,550(1)

		8.	Shared Voting Power	0

		9.	Sole Dispositive Power	0

		10.	Shared Dispositive Power	0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person				4,082,550(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)						[ ]

13.	Percent of Class Represented by Amount in Row (11)				9.8% (2)

14.	Type of Reporting Person (See Instructions):			CO

(1)

Covington Capital Corporation is the investment manager of Covington Venture Fund Inc., the beneficial owner of 4,082,550 Shares. Covington Capital Corporation exercises sole dispositive power over the shares of common stock held by Covington Venture Fund Inc.

(2)	Calculated based on the aggregate of 41,493,812 Shares outstanding as of June 19, 2012.

CUSIP No. 22228P 20 3

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Covington Fund II Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions): Not applicable
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions):			WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):					[ ]

6.	Citizenship or Place of Organization:			Ontario
Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power	2,457,691(1)(2)

		8.	Shared Voting Power	0

		9.	Sole Dispositive Power	0

		10.	Shared Dispositive Power	0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person				2,457,691(1)(2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)						[ ]

13.	Percent of Class Represented by Amount in Row (11)				5.9% (3)

14.	Type of Reporting Person (See Instructions):			CO

(1)

Covington Capital Corporation is the investment manager of Covington Fund II Inc., the beneficial owner of 2,157,691 Shares. Covington Capital Corporation exercises sole dispositive power over the shares of common stock held by Covington Fund II Inc.

(2)	Includes 300,000 Shares that may be acquired on the exercise of warrants held by Covington Fund II Inc.

(3)

Calculated based on the aggregate of 41,793,812 Shares, which consists of 41,493,812 Shares outstanding as of June 19, 2012 and 300,000 Shares that may be acquired by Covington Fund II Inc. on the exercise of warrants within sixty days pursuant to Rule 13d-3 of the Act.

     This Schedule 13D is being filed on behalf of Covington Capital Corporation (“Covington Capital”), Covington Venture Fund Inc. (“CVF”) and Covington Fund II Inc. (“Covington Fund II”) (collectively, the “Reporting Persons”) relating to the shares of common stock of Counterpath Corporation, a corporation existing under the laws of the State of Nevada (the “Issuer”).

Item 1. Security And Issuer

     This Statement relates to the shares of common stock (the “Shares”) of the Issuer. The principal executive offices of the Issuer are located at Suite 300, One Bentall Centre, 505 Burrard St, Vancouver, BC V7X 1M3.

Item 2. Identity And Background

     This Statement is filed by the Reporting Persons.

     Covington Capital is an investment manager, whose business address is 87 Front Street East, Suite 400, Toronto, Ontario M5E 1B8.

     CVF is a mutual fund, whose business address is 87 Front Street East, Suite 400, Toronto, Ontario M5E 1B8.

     Covington Fund II is a mutual fund, whose business address is 87 Front Street East, Suite 400, Toronto, Ontario M5E 1B8.

     To the knowledge of each of Covington Capital, CVF or Covington Fund II, none of any of its directors or executive officers has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     To the knowledge of each of Covington Capital, CVF or Covington Fund II, none of its directors or executive officers has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     For information with respect to each executive officer and director of Covington Capital, see Appendix A attached hereto which is specifically incorporated herein by reference in its entirety.

     For information with respect to each executive officer and director of CVF, see Appendix B attached hereto which is specifically incorporated herein by reference in its entirety.

     For information with respect to each executive officer and director of Covington Fund II, see Appendix C attached hereto which is specifically incorporated herein by reference in its entirety.

Item 3. Source and Amount of Funds or Other Consideration

     On July 31, 2010, 666,274 warrants of the Issuer exercisable at a price of $2.25 per share expired unexercised.

     On July 28, 2011, CVF exercised 833,334 warrants at an exercise price of $0.90 per share.

     On June 19, 2012, CVF transferred 1,557,691 shares of common stock to Covington Fund II for $3,707,304.58.

     On June 19, 2012, Covington Fund II acquired 600,000 units at CDN$2.50 per unit, with each unit consisting of one common share and one-half of one share purchase warrant. Each whole warrant entitles the holder to purchase one additional common share at a price of US$3.25 per share until June 19, 2014.

Item 4. Purpose of Transaction

     CVF transferred the Shares of the Issuer for investment purposes. In that connection, Covington Capital, CVF and Covington Fund II may have their representatives meet with management, directors or other shareholders of the Issuer from time to time to discuss the affairs of the Issuer. The Reporting Persons intend to monitor the business and affairs of the Issuer, including its financial performance, and depending upon these factors, market conditions and other factors, the Reporting Persons may acquire additional securities of the Issuer as they deem appropriate. Alternatively, the Reporting Persons may dispose of some or all of the Shares in privately negotiated transactions or otherwise.

     At this time and other than as described in Item 5 of this Schedule 13D, to the knowledge of each of Covington Capital, CVF and Covington Fund II, none of any of its executive officers or directors, have the intention of acquiring additional Shares of the Issuer, although each of them reserves the right to make additional purchases on the open market, in private transactions and from treasury. To the knowledge of each of Covington Capital, CVF and Covington Fund II, none of any of its executive officers or directors, have any plans or proposals which relate to or would result in:

(a)	the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	an extraordinary corporate transaction, such as a merger, reorganization of liquidation, involving the Issuer or any of its subsidiaries;

(c)	a sale of transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	any material change in the present capitalization or dividend policy of the Issuer;

(f)	any other material change in the Issuer’s business or corporate structure;

(g)	changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)

causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

     Covington Capital has the sole dispositive power to dispose or to direct the disposition of 6,540,241 Shares, which includes the 4,082,550 Shares registered in the name of CVF, the 1,557,691 Shares registered in the name of Covington Fund II and the 300,000 Shares that may be acquired by Covington Fund II on the exercise of warrants that may be exercised within 60 shares pursuant to Rule 13d-3 of the Act, representing approximately 15.7% of the Issuer’s Shares.

     CVF has sole power to vote 4,082,550 Shares, representing approximately 9.8% of the Issuer’s Shares. CVF does not have the power to dispose or to direct the disposition of any Shares.

     Covington Fund II has sole power to vote 2,457,691 Shares, which includes the 300,000 Shares that may be acquired by Covington Fund II on the exercise of warrants that may be exercised within 60 shares pursuant to Rule 13d-3 of the Act, representing approximately 5.9% of the Issuer’s Shares. Covington Fund II does not have the power to dispose or to direct the disposition of any Shares.

     Other than as described in Item 3 above, to the knowledge of Covington Capital, CVF and Covington Fund II, none of its directors and officers have effected any transaction in the shares of common stock of the Issuer in the past sixty days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     Except as set forth above or set forth in the exhibits or disclosed in this Schedule 13D, there are no contracts, arrangements, understandings or relationships between the Reporting Persons and any other person with respect to any securities of the Issuer.

Item 7. Material to Be Filed as Exhibits

A.	Joint Filing Agreement

B.	Transfer Agreement between CVF Fund Inc. and Covington Fund II Inc.

C.	Subscription Agreement between CounterPath and Covington Fund II Inc.

Signature

     After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

COVINGTON CAPITAL CORP.

/s/ Scott D. Clark
Signature

Scott D. Clark,
President Chief Executive Officer
Name/Title

COVINGTON VENTURE FUND INC.

/s/ P.R. Reddon
Signature

P.R. Reddon,
Chief Executive Officer
Name/Title

COVINGTON FUND II INC.

/s/ P.R. Reddon
Signature

P.R. Reddon,
Chief Executive Officer
Name/Title

     The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001)

EXHIBIT A

JOINT FILING AGREEMENT

     This confirms the agreement by and between the undersigned that the Statement on Schedule 13D (the “Statement”) filed on or about this date with respect to the beneficial ownership by the undersigned of the Common Shares, no par value, of CounterPath Corporation, is being filed on behalf of each of the undersigned.

     Each of the undersigned hereby acknowledges that pursuant to Rule 13d-1(k) promulgated under the Securities and Exchange Act of 1934, as amended, each person on whose behalf the Statement is filed is individually eligible to use the schedule on which the information is filed, each person on whose behalf the Statement is filed is responsible for the timely filing of such Statement and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; and that such person is not responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

     Each of the undersigned agrees that Covington Capital Corp. shall be authorized to receive notices and communications on behalf of the undersigned relating to the Statement.

     This Agreement may be executed in two or more counterparts by each of the undersigned, each of which, taken together, shall constitute one and the same instrument.

COVINGTON CAPITAL CORP.

/s/ Scott D. Clark
Signature

Scott D. Clark,
President and Chief Executive Officer
Name/Title

COVINGTON VENTURE FUND INC.

/s/ P.R. Reddon
Signature

P.R. Reddon,
Chief Executive Officer
Name/Title

COVINGTON FUND II INC.

/s/ P.R. Reddon
Signature

P.R. Reddon,
Chief Executive Officer
Name/Title

APPENDIX A

DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth the information required by Instruction C to Schedule 13D with respect to Covington Capital Corporation

COVINGTON CAPITAL CORPORATION

Name/Position	Business Address	Principal Occupation	Citizenship
P.R. Reddon	87 Front Street East	Managing Director of	Canadian
Managing Director	Suite 400	Covington Capital
	Toronto, Ontario M5E 1B8	Corporation

Scott D. Clark	87 Front Street East	President and Chief	Canadian
President and Chief	Suite 400	Executive Officer of
Executive Officer	Toronto, Ontario M5E 1B8	Covington Capital
Corporation

APPENDIX B
DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth the information required by Instruction C to Schedule 13D with respect to Covington Venture Fund Inc.

COVINGTON VENTURE FUND INC.

Name/Position	Business Address	Principal Occupation	Citizenship
P.R. Reddon	87 Front Street East	Managing Director of	Canadian
President, Chief	Suite 400	Covington Capital
Executive Officer and	Toronto, Ontario M5E 1B8	Corporation
Director

Donald Bujold	87 Front Street East	Former President, B&D	Canadian
Director	Suite 400	Labour Consultants Inc.
Toronto, Ontario M5E 1B8

Scott D. Clark	87 Front Street East	President and Chief	Canadian
Director	Suite 400	Executive Officer of
	Toronto, Ontario M5E 1B8	Covington Capital
Corporation

Dennis Dunster	87 Front Street East		Canadian
Director	Suite 400	Former Executive Vice-
	Toronto, Ontario M5E 1B8	President, B&D Labour
Consultants Inc.

Daniel Slunder	87 Front Street East		Canadian
Director	Suite 400	Chairman of the CFPA
Toronto, Ontario M5E 1B8

John R. Mott	87 Front Street East		Canadian
Director	Suite 400	Chartered Accountant in
	Toronto, Ontario M5E 1B8	Private Practice

Iain A. Robb	87 Front Street East		Canadian
Director	Suite 400	Partner of Gowling Lafleur
	Toronto, Ontario M5E 1B8	Henderson LLP

Lisa Low	87 Front Street East		Canadian
Chief Financial Officer	Suite 400	Chief Financial Officer
	Toronto, Ontario M5E 1B8	Covington Capital
Corporation

APPENDIX C

DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth the information required by Instruction C to Schedule 13D with respect to Covington Fund II Inc.

COVINGTON FUND II INC.

Name/Position	Business Address	Principal Occupation	Citizenship
P.R. Reddon	87 Front Street East	Managing Director of	Canadian
President, Chief	Suite 400	Covington Capital
Executive Officer and	Toronto, Ontario M5E 1B8	Corporation
Director

Donald Bujold	87 Front Street East	Former President, B&D	Canadian
Director	Suite 400	Labour Consultants Inc.
Toronto, Ontario M5E 1B8

Scott D. Clark	87 Front Street East	President and Chief	Canadian
Director	Suite 400	Executive Officer of
	Toronto, Ontario M5E 1B8	Covington Capital
Corporation

Dennis Dunster	87 Front Street East		Canadian
Director	Suite 400	Former Executive Vice-
	Toronto, Ontario M5E 1B8	President, B&D Labour
Consultants Inc.

Daniel Slunder	87 Front Street East		Canadian
Director	Suite 400	Chairman of the CFPA
Toronto, Ontario M5E 1B8

John R. Mott	87 Front Street East		Canadian
Director	Suite 400	Chartered Accountant in
	Toronto, Ontario M5E 1B8	Private Practice

Iain A. Robb	87 Front Street East		Canadian
Director	Suite 400	Partner of Gowling Lafleur
	Toronto, Ontario M5E 1B8	Henderson LLP

Lisa Low	200 Front Street West		Canadian
Chief Financial Officer	Suite 3000 PO Box 10	Chief Financial Officer
	Toronto, Ontario M5V 3K2	Covington Capital
Corporation